Petrolia Energy Corporation 8-K

Exhibit 2.1

PETROLIA ENERGY CORPORATION

- and –

BLUE SKY RESOURCES LTD

SHARE EXCHANGE AGREEMENT

August 31, 2018

Table of Contents

Share Exchange Agreement		4
1.1	Defined Terms	4
1.2	Best of Knowledge	7
1.3	Schedules	8
1.4	Currency	8
1.5	Choice of Law and Arbitration	8
1.6	Headings, Cross-References, Etc	9
1.7	Inclusive Terminology	9
1.8	Number and Gender	9
1.9	Time of Essence	10
1.10	Statutes	10
2.1	Purchase Price	10
2.2	Transaction Taxes	11
2.2	Quarterly Statements	11
3.1	Representations and Warranties of the Parties	11
3.2	Independent Warranties	11
3.3	Reliance and Knowledge	11
3.4	Indemnity by Parties	12
3.5	Notification of Warranty Breaches	12
3.6	Limitation Periods	12
4.1	Conditions Precedent to Obligations of the Parties	12
5.1	Covenants of the Parties	13
6.1	Documents to be Delivered	13
7.1	Termination prior to Closing	14
7.2	Effect of Termination	14
8.1	Confidentiality & Public Notices	14
8.2	Notices	15
8.3	Further Assurances	15
8.4	Remedies Cumulative	16
8.5	Counterparts	16
8.6	Legal and Other Professional Fees	16
8.7	Assignment	16
8.8	Successors and Assigns	16
8.9	Entire Agreement	16
8.10	Amendments	16
8.11	Survival	17

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of the 31st day of August, 2018

AMONG:

PETROLIA ENERGY CORPORATION., a body corporate formed under the laws of the State of Texas, USA, having an office at 710 N. Post Oak Rd, Suite 512, Houston, Texas 77024, USA (“Petrolia”)

AND

BLUE SKY RESOURCES LTD., a body corporate formed under the laws of the Province of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada, (“Blue Sky”)

(each a “Party” and collectively the “Parties”)

WHEREAS Blue Sky is the owner of 70,807,417 (seventy-million, eight hundred and seven thousand, four hundred and seventeen) common shares in the capital of Petrolia (the “Petrolia Shares”);

AND WHEREAS Petrolia is the owner of 100% of the common shares (“Bow Shares”) in the capital of Bow Energy Ltd (“Bow”), a body corporate formed under the laws of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada;

AND WHEREAS Blue Sky wishes to exchange its Petrolia Shares for Petrolia’s Bow Shares and Petrolia wishes to exchange its Bow Shares for Blue Sky’s Petrolia Shares, both under the terms of this Agreement (the “Share Exchange”);

AND WHEREAS the Parties wish to be bound by the other terms and conditions set out herein that are part of the consideration for the Share Exchange;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties have agreed as follows:

Article I
INTERPRETATION

1.1 Defined Terms

Whenever used in this Agreement or in any of the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

(a)	“Agreement” means this Share Exchange Agreement, including the Schedules attached hereto, as it may be amended, restated or replaced from time to time;

(b)	“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, certification, license, registration, clearance or similar authorization of any Governmental Authority having jurisdiction over that Person;

(c)	“Bohorok PSC Cost Pool” means the funds spent by Bukit Energy Bohorok Pte Ltd in the Bohorok PSC since July 1st, 2018, plus $3,546,450 (this dollar figure is 1/2 of the Bow’s share of the prior sunk cost in the Bohorok PSC);

(d)	“Bow Payables” means those payables as described in section 2.1 and Schedule 2 herein;

(e)	“Business” means, as applicable:

(i)	in relation to the Parties, the oil and natural gas exploration and development businesses conducted by the Parties as at the date hereof;

(f)	“Claim” means in relation to any Person, a claim, action or proceeding, judgment, damage, loss, cost, expense or liability incurred by or to or made or recovered by or against the Person, however arising and whether present, unascertained, immediate, future or contingent;

(g)	“Closing” means the closing on the Closing Date of the Transaction in accordance with the terms of this Agreement;

(h)	“Closing Date” means August 31st, 2018, at 5 pm CST or such other date as the Parties may agree upon in writing;

(i)	“Contract” means any agreement, indenture, understanding, contract, lease, deed of trust, license, option, instrument or other commitment, whether in writing or otherwise;

(j)	“Effective Date” means July 1st, 2018;

(k)	“Encumbrances” means mortgages, charges, pledges, security interests, liens, encumbrances, claims, adverse interests and acquisition rights of third parties of any nature whatsoever or howsoever arising, and any rights or privileges capable of becoming any of the foregoing;

(l)	“Environmental Laws” means all applicable statutes, regulations, ordinances, by-laws, guidelines, standards and codes, now or hereafter in force or existence in Canada, Indonesia, or elsewhere (whether federal, provincial, or municipal) relating to the protection and preservation of the environment, occupational health and safety or Hazardous Substances;

(m)	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

(n)	“Laws” means any and all laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies, guidelines, and the common law, the civil law and equity;

(o)	“Licenses” means all licenses, permits, approvals, registrations and qualifications to do business held by the Companies;

(p)	“Loss” means losses, liabilities, damages, costs, charges and expenses and includes Taxes and Tax costs;

(q)	“Material Adverse Effect” means:

(i)	a matter or event which has caused or may reasonably be expected to cause the loss of a valid title to or license to operate a Bow Asset;

(ii)	a catastrophic event or circumstance not within the reasonable control of Blue Sky which has caused or may be reasonably expected to cause a material adverse effect on the operation of a Bow Asset, which Blue Sky is not reasonably able to prevent or overcome, [or the effect of which Blue Sky is not reasonably able to predict and take measures to avoid, by the exercise of reasonable technical, operational and commercial due diligence and prudence];

(r)	“Parties” means the parties to this Agreement and “Party” means any one of them;

(s)	“Person” includes any individual, corporation, limited liability company, unlimited liability company, body corporate, partnership, limited liability partnership, firm, joint venture, syndicate, association, capital venture fund, private equity fund, trust, trustee, executor, administrator, legal personal representative, estate, Governmental Authority and any other form of entity or organization, whether or not having legal status;

(t)	“Personal Information” means information about an identifiable individual, but does not include business contact information provided the collection, use or disclosure, as the case may be, of such business contact information is for the purposes of contacting an individual in that individual’s capacity as an employee or an official of an organization and for no other purpose;

(u)	“Petrolia Carry” means the paying of expenditures by Blue Sky on behalf of Petrolia as described in Schedule 5 herein;

(v)	“Purchase Price” means the price set out in Article II;

(w)	“Returns” means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(x)	“Schedules” means, collectively, the schedules attached to this Agreement;

(y)	“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and any pension plan established or operated by any Governmental Authority and workers compensation premiums or contributions, including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by Law with respect to any other Person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity whether disputed or not;

(z)	“Tax Act” means the applicable income tax legislation of each of Canada, Indonesia, United States of America or elsewhere, as in effect on the date hereof;

(aa)	“Transaction” means exchange of the Petrolia Shares and Bow Shares on the terms and conditions set out in this Agreement;

(bb)	“Transferred Information” means the Personal Information disclosed or transferred to the Parties, or any of their representatives or agents, by or on behalf of the Parties, as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Parties during the period leading up to and including the completion of the transactions contemplated herein;

(cc)	“US$” means U.S. dollars; and

(dd)	“Warranties” means the respective warranties of the Parties.

1.2 Best of Knowledge

Except as otherwise expressly set out in this Agreement, any reference herein to “the best of the knowledge” or “the knowledge” of the Parties or words to like effect will be deemed to mean the actual knowledge of the senior officers, directors and management, and the knowledge that such individuals would have had if they had conducted a reasonably diligent inquiry into the relevant subject matter.

1.3 Schedules and Exhibits

The Schedules, as listed below, are incorporated into this Agreement by reference and are deemed to be part hereof:

Schedule	Description

Schedule 1	Closing Checklist
Schedule 2	Bow Payables
Schedule 2A	EJL Debt Repayment
Schedule 3	Assignment: 20% Bow EIH
Schedule 4	Assignment: Petrolia Royalty
Schedule 5	Petrolia Carry

1.4 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are stated in the currency of the United States of America.

1.5 Choice of Law and Arbitration

(a)	This Agreement, and each of the documents contemplated by or delivered under or in connection with this Agreement (to the extent no choice of law is specified therein) shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada (without reference to conflicts of laws principles that might result in the application of the laws of another jurisdiction).

(b)	Any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence, breach, validity or termination, which cannot be amicably resolved through direct discussions between the Parties within a period of 30 (thirty) days of one Party serving a notice of dispute upon the other Party, shall be settled under the arbitration rules of the Province of Alberta, Canada (“Alberta Arbitration”) (as then in effect). The number of arbitrators shall be 3 (three). Within 45 (forty-five) days of the issue of the Notice of Dispute, the Parties shall each appoint one arbitrator, and the two arbitrators so appointed shall together appoint the third arbitrator. In case the two arbitrators appointed by the Parties fail to agree on the appointment of the third arbitrator or if either Party fails to appoint an arbitrator, the remaining arbitrator(s) shall be appointed by the President of the Alberta Arbitration and Mediation Society. The place of arbitration shall be Calgary, Alberta. The language of the arbitration proceedings shall be English. The resulting arbitral award shall be final and binding and judgment upon such award may be entered in any court having jurisdiction thereof. A dispute shall be deemed to have arisen when either Party notifies the other Party in writing to that effect (“Notice of Dispute”). The Parties waive any right to refer any question of law and any right of appeal on the law and/or merits to any court.

(c)	The Parties acknowledge that remedies at law may be inadequate to protect against breach of this Agreement. The arbitrators may therefore award both monetary and equitable relief, including injunctive relief and specific performance. A Party may apply to any competent judicial authority for interim or conservatory relief. The application for such measures or for the enforcement of such measures ordered by the arbitrator shall not be deemed an infringement or waiver of the agreement to arbitrate and shall not affect the powers of the arbitrator.

(d)	The Parties irrevocably waive any objection to the venue of any legal process on the basis that the process has been brought in an inconvenient forum.

(e)	If the Parties initiate multiple arbitration proceedings or expert determinations, the subject matters of which are related by common questions of law or fact and which could result in conflicting decisions, determinations or obligations, then all such matters may be consolidated into a single arbitration proceeding or expert determination.

1.6 Headings, Cross References, Etc.

The division of this Agreement into articles, sections, paragraphs, subsections and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Unless otherwise indicated, any reference in this Agreement to an Article, Section, recital, paragraph, subsection, clause or Schedule refers to the specified Article, Section, recital, paragraph, subsection, clause or Schedule of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

1.7 Inclusive Terminology

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the words “includes” and “including” and similar words will not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather will mean “includes but is not limited to” and “including but not limited to”, so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.

1.8 Number and Gender

In this Agreement, unless there is something in the subject matter or context inconsistent therewith: (i) words importing the singular number include the plural and vice versa; and (ii) words importing the use of any gender include all genders including the neutral gender “it”.

1.9 Time of Essence

Time shall be of the essence hereof.

1.10  Statutes

Unless otherwise provided herein, any reference to a statute or regulation in this Agreement shall refer to such statute or regulation as in effect at the date of this Agreement.

Article II
CONSIDERATION

2.1 Purchase Price. In addition to transferring its Petrolia Shares to Petrolia, Blue Sky shall pay to Petrolia the following amount of cash and other considerations for the Share Exchange:

(a)	Cash. $100,000 paid on Closing, less any advances paid by Blue Sky or Bow to Petrolia since April 1, 2018.

(b)	Bow Payables. Assumption of Bow Payables as defined in the attached Schedule 2, including the EJL Capital LLC debt of $730,000.

i. EJL Debt Repayment: Included in the Bow Payables, which Blue Sky will assume at Closing, is a debt of $730,000 to EJL Capital, LLC (“EJL” attached as Schedule 2A). Blue Sky is obligated to discharge the EJL by remitting fixed monthly payments as per the terms of a (NEW) Loan Agreement. For clarity, Emmett Lescroart loaned $730,000 to Bow Energy Ltd, and subsequently loaned $800,000 to Petrolia; Blue Sky will repay the earlier $730,000 under the terms of a new loan agreement with EJL Capital, whereby absolving Petrolia from any responsibility or liability related to the original $730,000. Petrolia will continue to be directly liable for the subsequent loan of $800,000 until fully paid. Bow Energy will not be responsible or liable for the subsequent $800,000 carried by Petrolia.

(c)	Petrolia Participating Interests. Assignment of 20% of Bow Energy International Holdings, Inc (“Bow EIH”), a BVI company whose subsidiaries own the PSC assets (“PSC Assets”) and Participating Interests defined in Schedule 3, to Petrolia.

(d)	Petrolia Carry. Under a Petrolia Carry agreement (Schedule 5 herein), Petrolia shall be carried by Blue Sky for up to the next $10 Million of aggregate capital expenditure and Operating costs in Bow EIH and the PSC Assets. Petrolia shall be obligated to participate in approved capital costs and Operating cost exceeding $10 Million in aggregate in Bow EIH. Further operational management shall be under the terms of the pertinent JOA. Bow EIH shall be equivalent to a flow-through entity and any profits, including any sales of PSC Assets, and after payment of local taxes, if applicable, shall be distributed as 80% to Bow and 20% to Petrolia.

(e)	Petrolia Royalty. Assignment of a 3% royalty, after Bohorok PSC Cost Pool recovery, on Bukit Energy Bohorok Pte Ltd’s participating interest in the Bohorok PSC as defined in Schedule 4.

2.2 Transaction Taxes

The Parties agree to they shall each be responsible for the timely payment of any Taxes that arise, if any, as a result of this Agreement and the transfer of shares under the Share Exchange.

2.3 Quarterly Statements. Blue Sky to provide quarterly statement of account of Expenditures to Petrolia and the amount remaining of Petrolia Carry.

Article III
PARTIES’ REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Parties’

The Parties do hereby represent and warrant in favor of the other Party that, except as expressly provided for herein, each of the Party’s Warranties appearing herein (collectively, each “Party’s Warranties”), is true and correct in all material respects on the date of this Agreement and the Closing Date.

3.2 Independent Warranties

Each of the Party’s Warranties is to be construed independently of the others and is not limited by reference to any other warranty.

3.3 Reliance and Knowledge

The Parties acknowledge that, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the other Party, and notwithstanding any information or document provided to the other Party (unless this Agreement is specifically qualified by reference to such information), or any knowledge of the other Party, the other Party is relying upon the accuracy of each of such representations and warranties in connection with the Share Exchange. If either Party becomes aware of an inaccuracy of any of the other Party’s Warranty (a “Warranty Failure”) prior to Closing, the Party shall either request the remedy by the other Party of the Warranty Failure or waive any right to indemnity that may arise as a result of the Warranty Failure if not remedied prior to Closing.

3.4 Indemnity by Parties

(a)	Each Party shall indemnify the other Party against, and must pay the other Party an amount equal to, any Loss suffered or incurred by the other Party in connection with a breach of any of the other Party’s Warranty.

(b)	For the avoidance of doubt, in respect of any breach of a Party’s Warranty, Loss includes an amount that would be necessary to put the other Party in the same position as if the other Party’s Warranty had been true.

3.5 Notification of Warranty Breaches

A Party must promptly notify the other Party if at any time after the date of this Agreement it becomes aware that:

(a)	one of its Warranties has ceased to be true; or

(b)	an act or event has occurred that would or might reasonably be expected to result in its Warranty ceasing to be true if it were repeated immediately at Closing,

and must also provide the other Party with details of the Warranty breach.

3.6 Limitation Periods

Subject to the obligations in 3.5 above, a Party will not be liable for a breach of one of its Warranties unless the other Party notifies that Party in writing of the breach within six (6) months after Closing.

Article IVArticle IV
CONDITIONS TO CLOSING

4.1 Conditions Precedent to Obligations of the Parties

The obligations of the Parties to complete the Transaction as contemplated hereunder shall be subject to the satisfaction of, or compliance with, at or before the Closing Date (or such other date as specified below), each of the following conditions precedent (each of which may be waived in whole or in part on or before the Closing Date by a Party for whose benefit such condition is provided):

(a)	For the benefit of both Parties, each Party will have performed and complied with all terms, covenants and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date;

(b)	For the benefit of both Parties, all required consents, approvals, orders and authorizations of any Persons or Governmental Authorities have been obtained, as may be required to be obtained in connection with the execution of this Agreement, the Closing or the performance of any of the terms and conditions hereof, shall have been obtained on or before the Closing Date;

(c)	For the benefit of both Parties, if required, the board of directors of each Party shall recommend to shareholders to vote in favor of any resolutions required to affect the Transaction; and at Closing all directors of Petrolia shall resign from Bow and Bow shall appoint its nominee directors as directors of Bow.

Article V
COVENANTS

5.1 Covenants of the Parties

Each of the Parties covenants that they will do, and will take the steps necessary, to do or ensure, the following at Closing:

(a)	Share Exchange. Blue Sky shall cause the Petrolia Shares to be duly and regularly assigned and transferred to Petrolia in accordance with the terms of this Agreement, and Petrolia shall cause the Bow Shares to be duly and regularly assigned and transferred to Blue Sky in accordance with the terms of this Agreement.

(b)	Bow Payables. As of the Effective Date, Blue Sky assumes responsibility of the Bow Payables as defined in Schedule 2

(c)	Bow EIH. Bow shall assign to Petrolia a 20% participating interest in Bow Energy International Holdings Inc, as delineated in Schedule 3.

(d)	Royalty. A royalty shall be conveyed to Petrolia as defined under Schedule 4.

(e)	Petrolia Carry: Bow and Petrolia shall execute an agreement (attached as Schedule 5) whereby Petrolia shall be carried for the next $10 Million in capital costs expanded on Bow EIH. Petrolia will also be carried on all operating costs for the first six months commencing from August 31st, 2018.

Article VI
CLOSING

6.1 Documents to be Delivered

At or before the Closing Time, the Parties shall execute, or cause to be executed, and shall deliver, or cause to be delivered, to the other Party, all agreements, instruments, notices, releases, confirmations, receipts, share certificates and other documents that the other Party may reasonably request to complete the Share Exchange as contemplated by this Agreement, in form and substance reasonably satisfactory to the other Party.

Article VII
TERMINATION

7.1 Termination prior to Closing

(a)	Either Party may terminate this Agreement at any time before Closing by notice in writing to the other Party without claim by the other Party for any loss, costs or damages.

7.2 Effect of Termination

If this Agreement is terminated under Section 7.1, then:

(a)	each Party shall be released from all of its further obligations under this Agreement, except those expressed to survive termination;

(b)	each Party shall retain the rights it has against the other Party in respect of any breach of this Agreement by the other Party occurring before termination; and

(c)	the rights and obligations of each Party under each of the following Sections shall continue independently from the other obligations of the Parties and shall survive termination of this Agreement:

(i)	Article I (Interpretation); and

(ii)	Article VIII (General Provisions).

Article VIII
GENERAL PROVISIONS

8.1 Confidentiality & Public Notices

Except as may be required by law, no public disclosure of the transactions contemplated hereby will be made by a Party without consent and approval of the other Party. The Parties agree to cooperate in connection with all publicity and press releases relating to the transactions contemplated by this Agreement. The Parties shall maintain the confidentiality of any information received from each other in connection with the transactions contemplated by this Agreement that is not otherwise generally available to the public (“Confidential Information”) for a period of one year following the termination of this Agreement. In the event that the Transaction as contemplated in this Agreement is not consummated, each Party shall return any confidential schedules, documents or other written information to the Party who provided same in connection with this Agreement. The Parties agree that they will not, directly or indirectly, make reciprocal use for their own purposes of any information or confidential data relating to the other Party discovered or acquired by them, their representatives or accountants as a result of the other Party making available to them, their representatives and accountants, any information, books, accounts, records or other data and information relating to the other Party.

8.2 Notices

All notices or other communications required to be given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail, by email, or by transmittal by telecopier, or other form of recorded communication addressed to the recipient as follows:

To Blue Sky:

800 – 138 4th Avenue S.E.

Calgary, Alberta T2G 4Z6, Canada

Attention: Sam Chaudhary, Operations Analyst

Email: sam@blueskyrl.com

To Petrolia:

710 N. Post Oak Rd, Suite 512

Houston, TX 77024, United States

Attention: Carla Petty, Office Manager

Email: carla.p@petroliaenergy.com

or to such other address, email, telecopier number or individual as may be designated by notice given by either Party to the other. Any such communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth business day in Calgary following the deposit thereof in the mail and, if given by telecopier or other form of recorded communication, shall be deemed given and received on the date of such transmission if received during the normal business hours of the recipient and on the next business day in Calgary if it is received after the end of such normal business hours on the date of its transmission. If the Party giving any such communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such communication shall not be mailed but shall be given by personal delivery or by telecopier transmittal.

8.3 Further Assurances

Each of the Parties hereby covenants and agrees that from time to time after the Closing Date it will, at its expense and upon the request of any other Party, do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as the other Party may reasonably request for the better carrying out and performance of all the terms of this Agreement.

8.4 Remedies Cumulative

The rights and remedies of the Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by either Party of any right or remedy for default or breach of any term, representation, warranty, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Party may be lawfully entitled for the same default or breach.

8.5 Counterparts

This Agreement may be executed in any number of counterparts and by different Parties on separate counterparts, each of which, when executed and delivered, shall constitute an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by facsimile transmission or in portable document format shall constitute delivery of an executed counterpart of this Agreement.

8.6 Legal and Other Professional Fees

Each of the Parties shall be responsible for its respective legal, accounting, broker and other professional fees in connection with this Agreement and the transactions contemplated hereby.

8.7 Assignment

Neither Party may assign this Agreement or any of its rights hereunder to any other Person without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed.

8.8 Successors and Assigns

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. Nothing herein, express or implied, is intended to confer upon any Person, other than the Parties and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Share Exchange and supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof.

8.10 Amendments

No modification or amendment to this Agreement may be made unless agreed to by the Parties in writing.

8.11 Survival

Except as otherwise specified in this Agreement, each Party hereby agrees that all provisions of this Agreement shall not merge on, and shall survive, the completion of the transactions contemplated hereby.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

BLUE SKY RESOURCES LTD.		PETROLIA ENERGY CORPORATION

Per:	/s/ Ilyas Chaudhary	Per:	/s/ James Burns
	Ilyas Chaudhary President and Chief Executive Officer		James Burns Chairman of the Board

SCHEDULE 1 – CLOSING CHECKLIST

The checklist below shall be completed by both parties and executed prior to Closing. The Blue Sky Verification requires the initials of Ilyas Chaudhary, Blue Sky’s President and CEO, and the Petrolia Verification requires the initials of James Burn, Petrolia’s Chairman of the Board.

#	Item	Description	Blue Sky Verification	Petrolia Verification
1	Petrolia Shares	Petrolia Shares have been received by Petrolia.	N/A
2	Bow Shares	Bow Shares have been received by Blue Sky		N/A
3	Director Changes	Resignation Letters of Petrolia’s Bow Directors executed; Directors’ Resolution delineating resignation of Petrolia’s Bow Directors and appointment of Blue Sky’s incoming Directors executed
4	Petrolia Participating Interests	Assignment of Petrolia Participating Interests executed by both Parties
5	Royalty	Assignment of Royalty executed by both Parties

SCHEDULE 2 – BOW PAYABLES

As of the Closing Date, Blue Sky will assume all payables of Bow in existence as of the Effective Date including the following:

Bow Energy Ltd.

A/P Aging Summary

As of June 30, 2018

Description	Total (USD)	Total (CAD)

Bow - Trade Payables	$369,577	$484,627

Bow - Note Payables	$806,392	$1,057,425

Bow - Indo - Subs Payables	$520,363	$682,354

Total:	$1,696,332	$2,224,406

SCHEDULE 2A – EJL DEBT REPAYMENT AGREEEMENT

DATE: August 31st, 2018

PARTIES:

(1)	PETROLIA ENERGY CORPORATION, a body corporate formed under the laws of the State of Texas, USA, having an office at 710 N. Post Oak Rd, Suite 512, Houston, Texas 77024, USA (“Petrolia”),

and

(2)	BLUE SKY RESOURCES LTD a body corporate formed under the laws of the Province of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada (“Blue Sky”),

RECITALS:

In consideration for Petrolia executing a Share Exchange Agreement by which Blue Sky acquired 100% of the common shares of Bow Energy Ltd (“Bow”), a company incorporated under the laws of Alberta, Canada, Blue Sky agrees to repay a $730,000 loan with EJL Capital, LLC (“EJL”). Such loan shall be paid at the same terms as the current Amended and Restated Loan Agreement (“Loan Agreement”), by means of a separate and independent Loan Agreement EJL Capital, LLC.

For clarity, Bow borrowed $730,000 (“Original Loan”) from EJL. Per an Amended and Restated Loan Agreement (“Loan Agreement”) executed on May 9, 2018, an additional $800,000 was borrowed at 12% interest. As a result, the Original Loan of $730,000 had its interest increase from 9% to 12%.

IT IS AGREED AS FOLLOWS:

A.	Blue Sky is obligated to repay the $730,000 Original Loan.

B.	Petrolia is obligated to repay its subsequent $800,000 loan, however monthly payments for this loan do not start until the 13th month term of the Loan Agreement.

C.	Blue Sky shall repay the Original Loan by remitting the fixed monthly loan payment, starting with the first payment due August 31st, 2018 to EJL until the loan is fully repaid. The new loan agreement shall definitively absolve Petrolia and Bow Energy from any further liability or responsibility for the $730,000 original loan.

Blue Sky and Petrolia have shown their acceptance of the terms of the EJL Repayment Agreement by executing it below.

On behalf of:

BLUE SKY RESOURCES LTD	PETROLIA ENERGY CORPORATION

/s/ Ilyas Chaudhary	/s/ James Burns
Ilyas Chaudhary	James Burns
Director	Chairman of the Board

SCHEDULE 3 – ASSIGNMENT OF 20% BOW EIH

This DEED OF ASSIGNMENT (“Assignment”) is made and entered into on August 31st, 2018, by

BOW ENERGY LTD., a body corporate formed under the laws of the Province of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada, (“Assignor”)

AND

PETROLIA ENERGY CORPORATION, a body corporate formed under the laws of the State of Texas, USA, having an office at 710 N. Post Oak Rd, Suite 512, Houston, Texas 77024, USA (“Assignee”)

(each a “Party” and collectively the “Parties”)

WHEREAS, Assignor owns 100% of Bow Energy International Holdings Inc, a body corporate formed under the laws of the British Virgin Islands, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6 Canada (“Bow EIH”), which is owner of certain Participating Interests (“Bow PI”) in Production Sharing Contracts (“PSCs”) in Indonesia as delineated in Item 1 below;

AND WHEREAS, Assignor wishes to assign 20% of Bow EIH to Assignee, and Assignee wishes to receive the assignment of 20% of the Bow EIH,

NOW THEREFORE THIS ASSIGNMENT WITNESSES that the Parties agree to this Assignment, based upon the terms stated below.

1.	Bow EIH. Bow EIH, through wholly owned subsidiaries, owns the following participating interests (PSC Assets):

a.	Bohorok PSC – 50% working interest as operator

b.	South Block A PSC – 59.3% working interest as operator

c.	Palmerah Baru PSC – 54% working interest as operator

d.	MNK Palmerah PSC – 69.36% working interest as operator

e.	Bohorok Deep JSA – 20.25% participating interest

IN WITNESS WHEREOF, the Parties have duly executed this Assignment as of the date above.

BOW ENERGY LTD.		PETROLIA ENERGY CORPORATION

Per:	/s/ Ilyas Chaudhary	Per:	/s/ James Burns
	Ilyas Chaudhary President and CEO		James Burns Chairman of the Board

BOW EIH ORGANIZATION CHART

Bow Energy
Petrolia
80%
20%
Bow EIH
100%
100%
100%
100%
100%
Bow EPL
Bukit EB
Bukit EPB
Bukit ERPD
Bukit ERS
75%
50%
54%
69%
20%
REE
Bohorok
Palmerah Baru
MNK Palmerah
Bohorok Deep
59%
SBA
Corporation
PSC
JSA

| Acronym | Entity | Incorporation/Location |
|---|---|---|
| Bohorok | Bohorok PSC | Indonesia |
| Bohorok Deep | Bohorok Deep JSA | Indonesia |
| Bow | Bow Energy Ltd | Canada |
| Bow EIH | Bow Energy International Holdings, Inc | British Virgin Islands |
| Bow EPL | Bow Energy Pte Ltd | Singapore |
| Bukit EB | Bukit Energy Bohorok Pte Ltd | Singapore |
| Bukit EPB | Bukit Energy Palmerah Baru Pte Ltd | Singapore |
| Bukit ERPD | Bukit Energy Resources Palmerah Deep Pte Ltd | Singapore |
| Bukit ERS | Bukit Energy Resources Sumatra Pte Ltd | Singapore |
| MNK Palmerah | MNK Palmerah PSC | Indonesia |
| Palmerah Baru | Palmerah Baru PSC | Indonesia |
| Petrolia | Petrolia Energy Corporation | USA |
| REE | Renco Elang Energy, Pte Ltd | Singapore |
| SBA | South Block A PSC | Indonesia |

SCHEDULE 4 – ASSIGNMENT OF PETROLIA ROYALTY

This DEED OF ASSIGNMENT (“Assignment”) is made and entered into on August 31st, 2018, by

BOW ENERGY LTD., a body corporate formed under the laws of the Province of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada, (“Assignor”)

AND

PETROLIA ENERGY CORPORATION, a body corporate formed under the laws of the State of Texas, USA, having an office at 710 N. Post Oak Rd, Suite 512, Houston, Texas 77024, USA (“Assignee”)

(each a “Party” and collectively the “Parties”)

WHEREAS, Assignor is the owner of a Participating Interest (“Bow PI”) in the Bohorok Production Sharing Contract (“PSC”) in Indonesia as delineated in Item 1 below;

AND WHEREAS, Assignor wishes to assign a 3.0% royalty based on income after sunk cost recovery of the Bohorok PSC (“Royalty”), and Assignee wishes to receive the assignment of the Royalty;

NOW THEREFORE THIS ASSIGNMENT WITNESSES that the Parties agree to this Assignment, based upon the terms stated below.

1.	Bow Bohorok PI. Bow’s Participating Interest is as follows:

a.	Bohorok PSC – 50% working interest as operator

2.	Assignment Amount. Petrolia shall receive a royalty of 3.0% of the Bow Bohorok PI after the following “Bohorok PSC Cost Pool” has been recovered as to of Bohorok PSC:

a.	Bohorok PSC Cost Pool

i.	Any funds spent by Bukit Energy Bohorok Ptd Ltd from July 1st 2018.

ii.	½ of the Bow’s share of the approved cost pool by SKKMigas since concession granted by SKKMigas. (Bow posits this to be $3,546,450).

3.	Royalty Illustration

a.	For clarity, the following is an illustration of the royalty calculation:

i.	Revenue: $100

1.	Government of Indonesia royalty: $10

2.	Net for Distribution: $90

a.	Bow Bohorok PI: $45

i.	Royalty: 3% of $45 = $1.35

4.	Monitoring Bohorok PSC Cost Pool Recovery.

a.	Bow shall notify Petrolia annually about the Bohorok PSC Cost Pool recovery status to determine the estimated time of commencement of Royalty payout.

b.	Royalty shall be paid after deduction of government royalties

IN WITNESS WHEREOF, the Parties have duly executed this Assignment as of the date above.

BOW ENERGY LTD.		PETROLIA ENERGY CORPORATION

Per:	/s/ Ilyas Chaudhary	Per:	/s/ James Burns
	Ilyas Chaudhary President and CEO		James Burns Chairman of the Board

SCHEDULE 5 – PETROLIA CARRY AGREEMENT

PARTIES:

(1)	PETROLIA ENERGY CORPORATION, a body corporate formed under the laws of the State of Texas, USA, having an office at 710 N. Post Oak Rd, Suite 512, Houston, Texas 77024, USA (“Petrolia”); and

(2)	BOW ENERGY LTD., a body corporate formed under the laws of the Province of Alberta, Canada, having an office at 800 – 138 4th Avenue S.E., Calgary, AB T2G 4Z6, Canada (“Bow”),

RECITALS:

In consideration for Petrolia executing a Share Exchange Agreement by which Bow’s parent company acquired 100% of the common shares of Bow Energy Ltd, a company incorporated under the laws of Alberta, Canada, and by which Petrolia acquired a 20% interest in Bow’s wholly-owned subsidiary Bow Energy International Holdings Inc (“Bow EIH”), a company incorporated under the laws of the British Virgin Islands, Bow agrees to carry Petrolia for up to the next aggregate $10 Million of capital costs incurred by Bow EIH in its participating interests (“PIs”) in Production Sharing Contracts in Indonesia, as delineated below.

PARTICIPATING INTERESTS:

A.	Bow EIH. Bow EIH, through wholly owned subsidiaries, owns these PIs:

a.	Bohorok PSC – 59.3% working interest as operator

b.	South Block A PSC – 44.48% working interest as operator

c.	Palmerah Baru PSC – 54% working interest as operator

d.	MNK Palmerah PSC – 69.36% working interest as operator

e.	Bohorok Deep JSA – 20.25% participating interest

IT IS AGREED AS FOLLOWS:

A.	Petrolia shall be carried by Blue Sky for up to the next $10 Million of aggregate capital expenditure in Bow EIH and the PIs listed above.

B.	Petrolia shall be obligated to participate in approved capital costs exceeding $10 Million in Bow EIH but shall pay their share of operating costs of Bow EIH.

a.	Petrolia shall be carried on all operating costs for the first 6 months, starting from August 31st, 2018; such carried expenses shall be deducted from the aggregate carried capital set up for the capital expenditure.

C.	Further operational management shall be under the terms of the pertinent JOA.

D.	Bow EIH shall be equivalent to a flow-through entity and any profits, including any sales of PSC Assets, and after payment of local taxes, if applicable, shall be distributed as 80% to Bow and 20% to Petrolia.

E.	Bow shall provide to Petrolia a quarterly Statement which delineates both Bow’s Expenditures and the Petrolia Carry balance.

IN WITNESS WHEREOF, the Parties have duly executed this Assignment as of the date above.

BOW ENERGY LTD.		PETROLIA ENERGY CORPORATION

Per:	/s/ Ilyas Chaudhary	Per:	/s/ James Burns
	Ilyas Chaudhary President and CEO		James Burns Chairman of the Board